

February 18, 2015

Via E-mail
J. Thomas Gruenwald
Chief Executive Officer
Westell Technologies, Inc.
750 North Commons Drive
Aurora, IL 60504

      Re: Westell Technologies, Inc.
              Form 10-K for Fiscal Year Ended March 31, 2014
              Filed May 23, 2014
              File No. 000-27266

Dear Mr. Gruenwald:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

1. In future filings, please enhance your overview to discuss the likely impact of known trends, demands, commitment, events or uncertainties which are reasonably likely to have material effects on your financial conditions or results of operations. For example, it appears that your business has changed significantly over the last two years because of your Kentrox and CSI acquisitions. However, you do not provide a thorough discussion of how you believe these acquisitions will impact your revenues or net income going forward. This discussion should address the affect these acquisitions have had on your gross margins, cost of revenues and earnings per share. For more information, refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, dated December 29, 2003), and Section III of the Interpretative Rule on Management's Discussion and Analysis (Release Nos. 33-6835, 34-26831, dated May 18, 1989).

Form 10-Q for the quarter ended September 30, 2014

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

2. In future filings, please expand you explanation of material drivers of changes in your financial results to address not only the causes of the changes but the reasons behind why the causes occurred. For example, you disclose that your financial results were negatively impacted beginning in August 2014 by "significant reductions in carrier capital spending…" Such a discussion should also address why customers' capital spending dropped and whether management believes this to be a seasonal event going forward.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Adviser, at (202) 551-3268 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director